UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 25, 2023, Grindrod Shipping Holdings Ltd. (“Grindrod Shipping” or the “Company”) issued a press release announcing the signing of two sale and purchase agreements on September 25, 2023 in respect of the acquisition by Grindrod Shipping Pte. Ltd., a wholly owned subsidiary of Grindrod Shipping, of the entire issued share capital of Tamar Ship Management Limited and Taylor Maritime Management Limited. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

99.1	Press Release dated September 25, 2023 on the announcement of the signing of the Sale and Purchase Agreements.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: September 25, 2023	/s/ Deborah Davel
Name: Deborah Davel
Title: Chief Financial Officer

3